SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2
Certificate of Notification

        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

NATIONAL FUEL GAS COMPANY ("NFG")
NATIONAL FUEL GAS SUPPLY CORPORATION ("NFGSC")
SENECA RESOURCES CORPORATION ("SENECA")
HIGHLAND FOREST RESOURCES, INC. ("HIGHLAND")
LEIDY HUB, INC. ("LEIDY")
DATA-TRACK ACCOUNT SERVICES, INC. ("DATA TRACK")
NATIONAL FUEL RESOURCES, INC. ("NFR")
HORIZON ENERGY DEVELOPMENT, INC. ("HORIZON")
SENECA INDEPENDENCE PIPELINE COMPANY ("SIP")
NIAGARA INDEPENDENCE MARKETING COMPANY ("NIAGARA")
UPSTATE ENERGY INC. ("UPSTATE")
HORIZON POWER, INC. ("POWER")
HORIZON ENERGY DEVELOPMENT B.V. ("HORIZON B.V.")
HORIZON ENERGY BULGARIA EOOD ("HORIZON BULGARIA")
TORO PARTNER LLC ("TORO")

        This certificate constitutes notice that the above named companies have, during the quarter ended December 31, 2003, issued, renewed or guaranteed the securities or instruments described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities or instruments:  6 types:

         Security A:   Loans to and contributions by non-utility subsidiaries made through the National Fuel
         Gas Company Money Pool, operated in accordance with the Money Pool agreement filed in SEC File No.
         70-10074;
         Security B:   Demand Notes issued by Horizon
         Security C:   Demand Notes issued by Horizon B.V.
         Security D:   Demand Notes issued by Power
         Security E:   Demand Notes issued by Toro
         Security F:   Demand Notes issued by Horizon Bulgaria

2.       Issue, renewal or guaranty:  Security A:   issue
                                      Security B:   issue
                                      Security C:   issue
                                      Security D:   issue
                                      Security E:   issue
                                      Security F:   issue

3.       Principal amount of each security:
                                      Security A:   See Exhibit A for detail of loans from and contributions
                                      to the Money Pool.
                                      Security B:   See Exhibit B
                                      Security C:   See Exhibit C
                                      Security D:   See Exhibit D
                                      Security E:   See Exhibit E
                                      Security F:   See Exhibit F

4.       Rate of interest per annum of each security:
                                      Security A:   See Exhibit A
                                      Security B:   See Exhibit B
                                      Security C:   See Exhibit C
                                      Security D:   See Exhibit D
                                      Security E:   See Exhibit E
                                      Security F:   See Exhibit F

5.       Date of issue, renewal or guaranty of each security:
                                      Security A:   See Exhibit A (all transactions were made pursuant to
                                      the system's current Money Pool Agreement dated February 5, 2003 as amended)
                                      Security B:   See Exhibit B
                                      Security C:   See Exhibit C
                                      Security D:   See Exhibit D
                                      Security E:   See Exhibit E
                                      Security F:   See Exhibit F

6.       If renewal of security, give date of original issue:  Not applicable

7.       Date of maturity of each security:
                                      Security A:   Demand Loans
                                      Security B:   Demand Loans
                                      Security C:   Demand Loans
                                      Security D:   Demand Loans
                                      Security E:   Demand Loans
                                      Security F:   Demand Loans

8.       Name of the person to whom each security was issued, renewed or guaranteed:
                                      Security A:   Not applicable (loans to and contributions by
                                      non-utility participants of the system's Money Pool)
                                      Security B:   NFG
                                      Security C:   Horizon
                                      Security D:   NFG
                                      Security E:   Upstate
                                      Security F:   Horizon BV

9.       Collateral given with each security, if any:
                                      Security A:   None
                                      Security B:   None
                                      Security C:   None
                                      Security D:   None
                                      Security E:   None
                                      Security F:   None

10.      Consideration received for each security:  Cash
                                      Security A:   See Exhibit A
                                      Security B:   See Exhibit B
                                      Security C:   See Exhibit C
                                      Security D:   See Exhibit D
                                      Security E:   See Exhibit E
                                      Security F:   See Exhibit F

11.      Application of proceeds of each security:  General business purposes

12.      Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
         a.  the provisions contained in the first sentence of Section 6(b):
         b.  the provisions contained in the fourth sentence of Section 6(b):
         c.  the provisions contained in any rule of the Commission other than Rule U-48:  X

13.      If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate
         (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then
         outstanding:      Not applicable.

14.      If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of
         which the security or securities herein described have been issued:     Not applicable.

15.      If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the
         Commission other than Rule U-48 designate the rule under which exemption is claimed:  Rule 52.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
         P. C. Ackerman
         Chairman, President & CEO

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ D. J. Seeley
         D. J. Seeley
         President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ D. L. DeCarolis
         D. L. DeCarolis
         Vice President and Secretary

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman
         P. C. Ackerman
         President

HIGHLAND FOREST RESOURCES, INC.

By:  /s/ J. A. Beck
         J. A. Beck
         President

DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ P. C. Ackerman
         P. C. Ackerman
         President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ W. E. DeForest
         W. E. DeForest
         President, Secretary and Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ T. L. Atkins
         T. L. Atkins
         Treasurer

UPSTATE ENERGY INC.

By:  /s/ B. H. Hale
         B. H. Hale
         President

HORIZON POWER, INC.

By:  /s/ B. H. Hale
         B. H. Hale
         President

HORIZON ENERGY DEVELOPMENT B.V.

By:  /s/ B. H. Hale
         B. H. Hale
         Managing Director

HORIZON ENERGY BULGARIA EOOD

By:  /s/ B. H. Hale
         B. H. Hale
         Statutory Agent

TORO PARTNER LLC

By:  /s/ B. H. Hale
         B. H. Hale
         Manager

Date: March 1, 2004

Company Key

Company
National Fuel Gas Company
National Fuel Gas Distribution Corporation
National Fuel Gas Supply Corporation
Seneca Resources Corporation
Horizon Energy Development, Inc.
Data Track Account Services, Inc.
Highland Forest Resources, Inc.
National Fuel Resources, Inc.
Leidy Hub, Inc.
Seneca Independence Pipeline Company
Upstate Energy Inc.
Toro Partner LLC
Horizon Power, Inc.
Horizon Energy Development B.V.
Horizon Energy Bulgaria EOOD
Names Used In Schedules For This Report NFGC NFGDC NFGSC Seneca Horizon Data Track Highland NFR Leidy SIP Upstate Toro Power Horizon B.V. Horizon Bulgaria